UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation and further to the communication of other relevant information dated April 30, 2025 (with registration number 34482), hereby communicates the following:

OTHER RELEVANT INFORMATION

In relation to the voluntary tender offer launched by BBVA for the entire share capital of Banco de Sabadell, S.A. (“Banco Sabadell”) (the “Offer”), for which the prior announcement was published as inside information on May 9, 2024 (with registration number 2241) and the request for authorisation was submitted to the Spanish Securities Market Commission (CNMV) on May 24, 2024, BBVA informs that, as of today, it has received the notification of the decision of the Spanish Minister of Economy, Trade and Business to refer to the Council of Ministers the approval of the National Commission on Markets and Competition (CNMC) of the economic concentration resulting from the Offer.

In accordance with Article 36 of the Competition Defense Law, the Council of Ministers will have a period of one month to issue its decision in accordance with the aforementioned Law.

Madrid, May 27, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: May 27, 2025
By: /s/ Victoria del Castillo Marchese

Name: Victoria del Castillo Marchese

Title: Global Head of Strategy & M&A